RREEF America, L.L.C,
STOCKS REQUIRING "13D" REPORTING
December 31, 2000

Percentage: 	5.00

	Shares	Reporting	Quantity
Stocks	Outstanding*	Level*	Managing*

MACK CALI REALTY CORP COM	57239	2862	3845
CHELSEA PROPERTY GROUP INC	15941	797	2358
FEDERAL REALTY INVT TR SH BEN INT NEW	39475	1974	2163
GENERAL GROWTH PPTYS COM	52174	2609	3150
HIGHWOODS PPTYS INC COM	58416	2921	5640
JDN RLTY CORP COM	32568	1628	2039


* Quantities are expressed in units of thousands.